      As filed with the Securities and Exchange Commission on June 3, 1997

                                                  Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-2

                             REGISTRATION STATEMENT
                                    Under the
                             Securities Act of 1933

                             THE CERPLEX GROUP, INC.
             (Exact Name of Registrant as Specified in Its Charter)

          DELAWARE                                        33-0411354
   (State or Other Jurisdiction of                    (I.R.S. Employer
    Incorporation or Organization)                   Identification No.)

                                1382 BELL AVENUE
                            TUSTIN, CALIFORNIA 92780
                                 (714) 258-5600
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                                WILLIAM A. KLEIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             THE CERPLEX GROUP, INC.
                                1382 BELL AVENUE
                            TUSTIN, CALIFORNIA 92780
                                 (714) 258-5600
            (Name, Address, Including Zip Code, and Telephone Number
                   Including Area Code, of Agent for Service)

                              ---------------------

                                   Copies to:

                         FREDERIC A. RANDALL, JR., ESQ.
                         BROBECK, PHLEGER & HARRISON LLP
                        4675 MACARTHUR COURT, SUITE 1000
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 752-7535

                              ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                               ------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                              ---------------------

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================
    TITLE OF EACH CLASS             AMOUNT            PROPOSED MAXIMUM     PROPOSED MAXIMUM      AMOUNT OF
       OF SECURITIES                TO BE                 OFFERING            AGGREGATE         REGISTRATION
     TO BE REGISTERED             REGISTERED           PRICE PER UNIT       OFFERING PRICE          FEE
---------------------------------------------------------------------------------------------------------------
Common Stock                 35,377,266 shares (1)        $0.615 (2)          $14,000,756 (3)     $4,242.65 (4)
===============================================================================================================

(1) Includes the resale of Common Stock, the resale of Common Stock issuable upon the exercise of outstanding warrants and the resale of Common Stock issuable upon the conversion of Series B Preferred Stock. Also includes 12,611,808 shares of Common Stock carried forward from the Company's Registration Statement on Form S-3 described below. The number of shares of Common Stock issuable, and the number of shares of Common Stock registered hereunder, may be increased as a result of stock dividends or stock splits with respect to the Company's Common Stock, or as a result of the application of the antidilution provisions of the outstanding warrants.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the bid and asked price per share of the Company's Common Stock on May 28, 1997, as reported on the Over-The-Counter Bulletin Board.

(3) The Proposed Maximum Aggregate Offering Price is determined by multiplying the Proposed Maximum Offering Price Per Unit by 22,765,458 shares of Common Stock, which represents the number of shares registered hereby net of the 12,611,808 shares of Common Stock being carried forward from the Form S-3 Registration Statement.

(4) Does not include filing fee of $23,658 previously paid in connection with the Company's Form S-3 Registration Statement with respect to 12,611,808 shares of Common Stock being carried forward hereunder.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the "1993 Act"), or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         Pursuant to Rule 429 of the 1933 Act, the prospectus contained herein is a combined prospectus which relates to the Company's Registration Statement on Form S-3 (Registration No. 333-12581) filed with the Securities and Exchange Commission on September 24, 1996 and includes the 12,611,808 shares registered thereunder.

PROSPECTUS                  THE CERPLEX GROUP, INC.

                               35,377,266 SHARES

                                  COMMON STOCK

                                -----------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                         -------------------------------

                   THE COMMON STOCK OFFERED HEREBY HAS A HIGH
            DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                         -------------------------------


      This Prospectus relates to the offer and sale, which is not being underwritten, of an aggregate of 35,377,266 shares of Common Stock, $.001 par value per share (the "Shares"), of The Cerplex Group, Inc. ("Cerplex" or the "Company"). The Shares may be offered from time to time by certain of the Company's security holders, or by the security holder's pledgees, donees, transferees or other successors in interest (the "Selling Security Holders") for their own account.

      Such sales may be made on the Over-The-Counter Bulletin Board or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Security Holders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of Section 2(11) the Securities Act of 1933, as amended (the "Securities Act"), in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. The Company has also agreed to bear certain expenses in connection with the registration and sale of the Shares offered hereby by the Selling Security Holders (other than broker discounts and commissions). See "Selling Security Holders" and "Plan of Distribution."

      The Company will not receive any part of the proceeds from sales of Shares by the Selling Security Holders. See "Use of Proceeds."

      The Company's Common Stock is traded on the Over-The-Counter Bulletin Board under the symbol "CPLX." On May 28, 1997, the last reported bid price of the Company's Common Stock on the Over-The-Counter Bulletin Board was $0.58 per share.




                  THE DATE OF THIS PROSPECTUS IS MAY 30, 1997.

      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SECURITY HOLDER OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.


                                   THE COMPANY

      Cerplex is a leading provider of service outsourcing to the high technology industry. The Company's core capabilities are electronic parts repair, spare parts sales and management and value added logistics management. The Company has developed specialized competencies in these areas, focusing on computer and peripheral, office automation and telecommunication markets. Primary services include product repair, remanufacturing and reutilization, parts sales, guaranteed availability and advanced exchange, returns processing, and materials management. The Company's network of facilities in the U.S. and Europe enables it to support the diverse service needs of its global customers.

      In the computer marketplace, the Company primarily services display terminals, printed circuit boards, laptops, inter-networking equipment, workstations, mass storage devices and power supplies. In the office automation marketplace, the Company services printers, scanners, fax machines, and high value products such as copiers, automatic transfer machines, and other paper-handling equipment. In the telecommunication marketplace, the Company primarily services simple and complex switching systems, payphones, video conferencing products, multiplexers, mobile communications, transmission equipment, hubs and modems.

      The principal executive offices of Cerplex are located at 1382 Bell Avenue, Tustin, California 92780. Cerplex's telephone number is (714) 258-5600.

                                  RISK FACTORS

      This Prospectus may contain forward-looking statements which involve risks and uncertainties. Actual results could differ materially from those discussed in forward-looking statements. Certain of the factors that could cause actual results to differ materially are discussed below. An investment in the Common Stock being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before purchasing the Common Stock offered by this Prospectus.

         Losses and Accumulated Deficit. For the quarter ended March 31, 1997 and the year ended December 31, 1996, the Company reported a net loss of $5.0 and $27.4 million, respectively. As of March 31, 1997, the Company had an accumulated deficit of $79.4 million. There can be no assurance that the Company will reduce its operating losses or operate profitably in the future. The Company anticipates incurring additional operating losses during the second quarter of 1997. Continued losses could materially and adversely affect the Company's business and the value of, and the market for, the Company's equity securities.

         Dependence on Key Customers. During 1996, Rank Xerox, IBM and BT accounted for approximately 17%, 12%, and 11% of revenues, respectively. In the first quarter of 1997, these three customers accounted for approximately 30%, 7%, and 9% of revenues, respectively. During 1995, IBM significantly decreased orders for certain programs which materially and adversely affected the Company and its results of operations. A significant portion of the Company's net sales attributable to IBM in 1995 were from discontinued operations, and, as such, the Company expects net sales attributable to IBM to continue to account for a decreasing percentage of the Company's net sales. Sales to BT decreased by approximately 36% from 1995 to 1996 and it is expected that sales during 1997 will decrease from the 1996 levels. There can be no assurance that major customers of the Company will not terminate any or all of their arrangements with the Company; significantly change, reduce or delay the amount of services ordered from the Company; or significantly change the terms upon which the Company and these customers do business. Any such termination, change, reduction or delay could have a material adverse effect on the Company's business.

         Future Capital Needs; Uncertainty of Additional Financing. The Company's ability to maintain its current revenue base and to grow its business is dependent on the availability of adequate capital. Without sufficient capital, the Company's growth may be limited and its existing operations may be adversely affected. The Company's financial condition and limited capital has adversely impacted the Company's relationship with certain customers and may adversely impact its relationship with customers in the future. During portions of 1996 and 1997, the Company was in default under its senior credit agreement and subordinated note agreement. While the Company has renegotiated amendments to such agreements, the terms of the senior credit facility have resulted in a reduced borrowing base which will be further reduced over the next twelve months and the Company currently has limited borrowing ability under such facility. The Company is required to use a portion of cash generated from operations, and from sales of assets to further reduce its borrowing base under the senior credit agreements. As a result, the Company currently has limited capital. In addition, the terms of such agreements restrict the Company's ability to incur additional indebtedness and could adversely affect the Company's ability to obtain additional financing. General market conditions and the Company's future performance, including its ability to generate profits and positive cash flow, will also impact the Company's financial resources. The failure of the Company to obtain additional capital when needed could have a material adverse effect on the Company's business and future prospects. The Company is required to maintain or fulfill certain covenants and obligations including the hiring of a Chief Executive Officer by June 30, 1997, to maintain its credit facility. No assurance can be given that the Company will be able to fulfill such obligations and covenants or to otherwise maintain its current credit facilities or that additional financing will be available or, if available, will be on acceptable terms.

         Impact of Series B Preferred Stock; Lack of Authorized Capital. In June 1996, the Company issued 8,000 shares of Series B Preferred Stock at $1,000 per share in a private placement. The Series B Preferred Stock is convertible into Common Stock of the Company at the option of each holder at the lower of $5.07 per share or 80% of the average closing bid price over a ten-day period ending three days prior to the date of conversion. The Series B Preferred Stock has certain rights, privileges and preferences, including preferential voting rights and a $2,000 per share preference in the event of a sale of the Company. The Board of Directors may not pay dividends to the holders of the Company's Common Stock unless and until the Board has paid an equivalent dividend to the holders of Series B Preferred Stock based upon the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible. As of April 11, 1997, 5,880 shares of the Series B Preferred Stock had been converted into approximately 16,502,125 shares of Common Stock. Between March 31,

1997 and April 11, 1997, 3,469 shares of Series B Preferred Stock had been converted in 12,912,094 shares of Common Stock.

         Due in part to the decreases in the trading price of the Company's Common Stock, the conversion rights of the Series B Preferred Stock have resulted in, and may in the future result in, dilution to the holders of Common Stock. In addition, due to the conversion of the Series B Preferred Stock, the Company has insufficient authorized Common Stock to effect the conversion of additional outstanding Series B Preferred Stock or to issue the Common Stock issuable upon exercise of outstanding options and warrants. The lack of authorized capital, as well as the existence of the Series B Preferred Stock, could impact adversely the ability of the Company to consummate an equity financing. The Company's Board of Directors recently approved an increase in the Company's authorized Common Stock from 30,000,000 to 60,000,000 shares. The Company intends to submit this increase to the Company's stockholders for approval at the Annual Meeting on June 10, 1997. Failure to receive such approval by July 1997 constitutes an event of default under the Company's senior credit facility.

         Dispute with Lucent Technologies. The Company acquired inventory consisting of used telephones from Lucent. At December 31, 1996, the Company had $5.9 million of inventory, production cost commitments and assets, related to the telephones acquired from Lucent, which were subsequently sold to a Company that specializes in worldwide corporate bartering. In June 1996, the Company executed a promissory note bearing interest at 9.75% in the amount of $4.6 million payable on September 15, 1996 in favor of Lucent, reflecting a portion of the amount invoiced to the Company by Lucent. Lucent has invoiced the Company for an additional $0.6 million. Due to the quality of the inventory and the lack of availability of spare parts to effect repairs, the Company believes it has claims against Lucent. The Company currently does not intend to pay the Lucent note or other Lucent invoices. If the Company is required to pay the Lucent note and other Lucent invoices in full, it would have a material adverse effect on the Company's financial resources. On October 7, 1996, the Company filed a lawsuit against Lucent in the Orange County Superior Court seeking to have the Lucent note declared invalid. On November 6, 1996, Lucent filed a cross-complaint seeking payment of the Lucent Note, alleging damages for breach of contract and seeking a constructive trust on any proceeds from the sale of the telephones. The Company's failure to have the Lucent note declared invalid, or the loss to Lucent of any of the material claims asserted by the Company, could materially and adversely affect the Company.

         Risk of Excess and Unusable Inventory; Decreased Value of Assets. At March 31 1997, inventory constituted approximately 15% of the Company's assets. Any decrease in the demand for the Company's repair services could result in an additional portion of the Company's inventory becoming excess, obsolete or otherwise unusable. During the last few years, the Company wrote down a significant amount of inventory and a significant amount of other assets, including receivables, securities and goodwill. Changes in the Company's business, as well as the business of third parties, could adversely affect the value of assets remaining, possibly resulting in write-offs. The existence, amounts and timing of any such additional write-offs will be dependent upon various factors including, without limitation, the volume and profitability of future operations, market conditions as well as the operations of the above-mentioned third parties. In addition, the Company became entitled to receive an aggregate of approximately 370,000 shares of Common Stock of Pen Interconnect, Inc. in connection with the sale of its InCirT division which were valued at $5.40 per share. The trading price of such shares has subsequently decreased substantially and the Company wrote off $1.1 million in the fourth quarter of 1996 and $200,000 in the first quarter of 1997. There can be no assurance that the Company will not be required to write down additional amounts of its investment with respect to such shares in the future. In October 1996, the Company entered into an agreement to sell its phone inventory purchased from Lucent to Atwood Richards, Inc. ("ARI"). The consideration paid to the Company from ARI was up to $7.5 million in trade credits. The Company has no prior experience in using trade credits and there can be no assurance the Company will realize the value of the trade credits. There can be no assurance that the Company will not be required to write down significant amounts of its inventory or other assets in the future, which could have a material adverse effect on the Company's business and results of operations.

         Dependence on Customers in the Electronics Industry. The Company is dependent upon the continued growth, viability and financial stability of its customers and potential customers in the electronics industry, particularly the computer industry. The computer industry has been characterized by rapid technological change, compressed product life cycles and pricing and margin pressures. Improvements in technology and quality of hardware products or other factors may result in a reduced need for parts and systems repairs in the future which may adversely affect the Company's business. The factors affecting segments of the electronics industry in general, and the Company's OEM customers in particular, could have an adverse effect on the Company's business. During 1995 and 1996, several of the Company's customers experienced severe financial difficulty resulting in significant losses to the Company as a result of write downs of receivables and other assets. There can be no assurance that existing customers or future customers will not experience financial difficulty, which could have a material adverse effect on the Company's business.

         Reliance on Short-Term Purchase Orders. The Company's customer contracts are typically subject to termination on short notice at the customer's discretion and purchase orders under such contracts typically only cover services over a 90-day period. The termination of any material contracts or any substantial decrease in the orders received from major customers could have a material adverse effect on the Company's business.

         Competition. The Company competes with the in-house repair centers of original equipment manufacturers ("OEM'S") and third party maintenance organizations ("TPM'S") for repair services. There is no assurance that these entities will choose to outsource their repair needs. In certain instances, these entities compete directly with the Company for the services of unrelated OEM'S and TPM'S. In addition to competing with OEM'S and TPM'S, the Company also competes for depot repair business with a small number of independent organizations similar in size to the Company and a large number of smaller companies. Many of the companies with which the Company competes have significantly greater financial resources than the Company. There can be no assurance that the Company will be able to compete effectively in its target markets.

         Management of Growth. The Company's growth has placed, and will continue to place, a strain on the Company's managerial, operational and financial resources. These resources may be further strained by the geographically dispersed operations of the Company. The Company's ability to manage growth effectively will require it to continue to improve its operational, financial and management information systems; to develop the management skills of its managers and supervisors; and to train, motivate and effectively manage its employees. The Company's failure to effectively manage growth could have a material adverse effect on the Company's business. Due to factors associated with the Company's business and financial condition, there can be no assurance that the Company's growth in net sales will continue into the future.

         Expansion of International Sales. During 1996, approximately 41% of the Company's sales were international. There can be no assurance that the Company will be able to successfully market, sell and deliver its products and services in these markets. In addition to the uncertainty as to the Company's ability to expand its international presence, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations and, consequently, on the Company's business, operating results and financial condition.

         Dependence on Acquisition Strategy. Certain of the Company's repair programs result in decreasing net sales as the installed base of the particular products under such programs decreases over time. An important component of the Company's strategy to maintain its revenue and to grow its business has been the acquisition of repair programs and complementary businesses. Competition for these types of transactions is likely to intensify. The Company's ability to effect any significant transactions requiring capital will be limited by the Company's lack of working capital and by the terms of the Company's senior credit facility and subordinated notes. The Company is no longer permitted under the terms of its credit facility to engage in acquisitions. There can be no assurance that the Company will be able to acquire additional repair programs or complementary businesses in the future or, if acquired, that such operations will prove to be profitable.

         Discontinued Operations; Change in Strategy. In September 1995, Cerplex adopted a plan to discontinue its end-of-life programs, a line of business which historically generated a significant percentage of the Company's total sales, but which experienced declining sales. Net sales from end-of-life programs declined from approximately $33 million in 1994 to $20 million in 1995. In connection with discontinuing its end-of-life business, the Company changed certain elements of its business strategy and is undergoing changes in management and operations, is developing a direct sales force and terminating the majority of its outside sales representatives, is reducing its emphasis on inventory acquisitions and is focusing on targeted customers in specific industries. There can be no assurance that such changes will positively impact the Company's business and results of operations in the short or long term.

         Risk Associated with the Ability of Existing Stockholders to Control the Company. As of April 30, 1997, the officers, directors, principal stockholders and their affiliates owned greater than a majority of the outstanding common stock. Although there are currently no voting agreements or similar arrangements among such stockholders, if they were to act in concert, they would be able to elect a majority of the Company's directors, determine the outcome of most corporate actions requiring stockholder approval and otherwise control the business affairs of the Company. The Board of Directors of the Company has the authority under the Company's Restated Certificate of Incorporation to issue shares of the Company's authorized preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any unissued shares of preferred stock. The issuance of preferred stock may adversely affect the voting and dividend rights, rights upon liquidation and other rights of the holders of common stock. The issuance of preferred stock and the control by existing stockholders, if they were to act in concert, may have the effect of delaying, deferring or preventing a change in control of the Company.

         In fact, in April 1997, William A. Klein acquired 3,663,898 shares of Common Stock upon the conversion of Series B Preferred Stock, Richard C. Davis acquired 166,667 shares of Common Stock upon the conversion of Series B Preferred Stock and the Sprout Growth, II L.P. acquired 7,563,333 shares of Common Stock upon the conversion of Series B Preferred Stock. In addition, DLJ Capital Corporation has a pending conversion of 231 shares of Series B Preferred Stock into 770,000 shares of Common Stock.

         Dependence on Key Personnel. The Company's future success depends, to a large extent, upon the efforts and abilities of key employees. Competition for qualified personnel in the industry is intense. The loss of services of certain of these key employees could have a material adverse effect on the Company's business. During the last year, the Company has lost the services of several of its key executive officers and members of management. While the Company has filled several positions, the Company is currently searching for a new Chief Executive Officer and certain other key managers. William A. Klein, the Company's Chairman, is currently acting as President and Chief Executive Officer while the Company searches for a new Chief Executive Officer. The failure to engage a new Chief Executive Officer by June 30, 1997 will result in an event of default under the Company's senior Credit Facility.

         No Assurance of Public Market for Common Stock; Possible Volatility of Stock Price. Prior to the Company's initial public offering, there was no public market for the Common Stock. On February 20, 1997, the Company was removed from the NASDAQ National Market System and commenced trading on the NASDAQ OTC Bulletin Board. There can be no assurance of an active trading market for the Company's Common Stock. In addition, the trading price of the Common Stock has been, and in the future could be, subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management or new products or services by the Company or its competitors, general trends in the industry and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations which have particularly affected the market price for many companies in similar industries and which have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of Shares by the Selling Security Holders. See "Selling Security Holders."

                            SELLING SECURITY HOLDERS

         The following table sets forth the number of shares of Common Stock beneficially owned by each of the Selling Security Holders. Except as indicated in the footnotes below, none of the Selling Security Holders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Shares or other securities of the Company. Because the Selling Security Holders may offer some, all, or none of the Shares which they hold, or have the right to acquire, pursuant to the offering contemplated by this Prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the amount of Shares that will be held by the Selling Security Holders after completion of this offering. See "Plan of Distribution."

         During the period the Registration Statement is in effect, each Selling Security Holder shall be entitled to sell any and all of such Selling Security Holder's Shares.

         The Company has agreed to bear certain expenses (other than broker discounts and commissions, if any, and expenses of counsel and other advisors to the Selling Security Holders) in connection with the registration of the Shares by the Selling Security Holders.

         The Shares offered by this Prospectus may be offered from time to time by the Selling Security Holders named below:

                                                                 NUMBER OF
                                                                  SHARES               PERCENT OF           NUMBER OF
                                                               BENEFICIALLY            OUTSTANDING      SHARES REGISTERED
SELLING SECURITY HOLDERS                                      OWNED(1)(2)(3)           SHARES(1)(3)      FOR SALE HEREBY
------------------------                                      --------------           ------------      ---------------
Leo and Nicole Arnaboldi JTWROS(4)....................               2,000                  *                   2,000
Bessemer Venture Partners II, L.P.....................             390,344                1.30%               390,344
BHF-Bank Aktiengelselschaft(5)........................             218,750                  *                 218,750 (6)
Perry H. Braun(4).....................................                 800                  *                     800
Robert H. Buescher....................................               1,000                  *                   1,000
Canaan Venture Offshore Limited Partnership...........             279,179                  *                 279,179
C. Samantha Chen......................................                 300                  *                     300
Chestnut Pacific Ltd. Partners(7).....................             287,685                  *                 287,685
Citibank, N.A.(5).....................................             437,500                1.44%               437,500 (6)(8)
Common Fund Equity Fund(7)............................             136,467                  *                 136,467
Hoyt Davidson(4)......................................               3,000                  *                   3,000
Richard R. Davis......................................               1,000                  *                   1,000
Richard C. Davis(9)(10)...............................             845,871                2.82%               845,871
Peter K. Deeks(4).....................................               3,000                  *                   3,000
David L. Dennis(4)....................................               2,667                  *                   2,667
Thomas S. DePre(4)....................................               2,000                  *                   2,000
Robert E. Diemar(4)...................................               1,500                  *                   1,500
DLJ Capital Corporation(11)...........................           8,590,492 (12)          28.55%               856,268 (6)
Malcolm and Emily Fairbairn...........................             112,458                  *                 112,458
Robert Finzi(13)......................................              43,500                  *                   3,500
Mark K. Gornley(4)....................................               3,000                  *                   3,000
John Hancock Mutual Life Insurance Company(14)........             893,261                2.89%               893,261 (6)
Deepak Kamra..........................................               4,000                  *                   4,000
William A. Klein(10)(15)..............................           8,654,281               28.85%             4,760,383
Klein 1994 Charitable Remainder Trust.................           1,271,299                4.24%             1,271,299 (16)
The Klein Foundation(17)..............................             180,000                  *                 180,000
Klein Investments Family Limited Partnership..........           2,442,599                8.14%             2,442,599 (18)
Richard E. Kroon......................................               5,200                  *                   5,200
Myron Kunin(19).......................................             982,642                3.27%               952,642
Mark Lanigan(4).......................................               2,133                  *                   2,133
N.V. Mahuma...........................................              60,104                  *                  60,104
Andrea Martin.........................................              10,000                  *                  10,000
Brian J. McLoughlin(4)................................               1,300                  *                   1,300
Nintin T. Mehta.......................................             666,667                2.22%               666,667
Michael R. Nicolais(4)................................               3,400                  *                   3,400
North Atlantic Smaller Companies Trust PLC(14)........              43,478                  *                  43,478 (6)
Peak Investment Limited Partnership(7)................           2,245,150 (20)           7.33%             2,358,580
Pleiades Investment Partners..........................             816,747 (21)           2.72%               873,462
Gautam A. Prakash.....................................                 666                  *                     666
Larry E. Reeder(22)...................................               5,200                  *                   5,200
John K. Rodakis.......................................                 667                  *                     667
Thomas F. Ruhm........................................                 266                  *                     266
Scorpion Offshore Investment Fund(7)..................           1,793,953 (23)           5.81%             1,853,364
James T. Sington(4)...................................               1,600                  *                   1,600
Sprout Growth II, L.P.(24)............................           8,410,398               28.04%             8,410,401
Standard Global Equity Partners L.P.(7)...............             788,754                2.58%               788,754
Standard Pacific Capital Offshore Fund Ltd.(7)........             312,212                1.03%               312,212
The Northwestern Mutual Life Insurance Company(14)....             918,261                2.97%               918,261 (6)
The & Trust(7)........................................             110,536                  *                 110,536
Kenneth A. Tucker(4)..................................               3,000                  *                   3,000
Wells Fargo Bank, N.A.(25)............................             218,750                  *                 218,750 (6)
Whitman Partners, L.P.................................             391,240 (26)           1.30%             3,285,373

                                                                 NUMBER OF
                                                                  SHARES               PERCENT OF           NUMBER OF
                                                               BENEFICIALLY            OUTSTANDING      SHARES REGISTERED
SELLING SECURITY HOLDERS                                      OWNED(1)(2)(3)           SHARES(1)(3)      FOR SALE HEREBY
------------------------                                      --------------           ------------      ---------------

Theodore J. Wisniewski(27)............................             841,384                2.80%               841,384
Unallocated Shares(28)................................                                                        510,035
                                                               -----------                                -----------
                                                                43,441,661                                 35,377,266
                                                               ===========                                ===========

---------------

  *      Less than 1% as of May 20, 1997.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, shares of Common Stock subject to options, warrants and shares of Series B Preferred Stock which are currently exercisable or convertible or which will become exercisable or convertible within sixty (60) days after May 20, 1997 are deemed outstanding for computing beneficial ownership of the person holding such option, warrant or share of Series B Preferred Stock, but are not outstanding for computing the beneficial ownership of any other person or entity. The shares of Series B Preferred Stock are currently convertible into shares of Common Stock.

 (2) The conversion rate for the Series B Preferred Stock fluctuates based on the trading price of the Company's Common Stock. For the purposes of computing the beneficial ownership of, and number of shares registered for sale by, the holders of the Series B Preferred Stock, each outstanding share of Series B Preferred Stock is assumed to be convertible into 3,289 shares of Common Stock.

 (3)     Information is as of May 20, 1997.

 (4) Selling Security Holder is an employee, officer and/or affiliate of DLJ Capital Corporation ("DLJCC") and purchased Series A Preferred Stock in connection with the Company's private placement of Series A Preferred Stock and subordinated notes on November 19, 1993 (the "1993 Private Placement"), which stock was converted into Common Stock at the Company's initial public offering. DLJCC's relationship with the Company is disclosed in footnote (11) below.

 (5) Selling Security Holder is a senior debt holder of the Company pursuant to that certain Credit Agreement dated October 12, 1994, as amended.

 (6) Includes the resale of Common Stock issuable upon the exercise of outstanding warrants. The number of shares of Common Stock issuable, and the number of shares of Common Stock registered hereunder, may be increased as a result of the application of the antidilution provisions of the outstanding warrants.

 (7) Selling Security Holder is a holder of outstanding shares of Series B Preferred Stock.

 (8) Includes a warrant to purchase 31,250 shares of Common Stock transferred to Selling Security Holder by Sumitomo Bank of California and a warrant to purchase 31,250 shares of Common Stock transferred to Selling Security Holder by Comerica Bank- California in April 1997.

 (9) Selling Security Holder is President of International Operations and a director of the Company.

(10) The Company subleases certain real property for its operations in Irvine, California and in Newburgh, New York from WC Cartwright Corporation, a California corporation ("WC Cartwright"). Messrs. Klein and Davis and Ms. Carolyn Klein (the spouse of Mr. Klein) are officers, directors and principal shareholders of WC Cartwright.

(11) Selling Security Holder is a wholly-owned subsidiary of Donaldson, Lufkin & Jenrette Incorporated ("DLJ"). Donaldson, Lufkin & Jenrette Securities Corporation, which is also a wholly-owned subsidiary of DLJ, served as an underwriter in the Company's initial public offering on April 8, 1994 and the placement agent in the Company's 1993 Private Placement.

(12) Does not include 770,000 shares of Common Stock Selling Security Holder is entitled to receive subject to stockholder approval of a proposed increase in the number of authorized shares of Common Stock at the Company's June 10, 1997 Annual Meeting.

(13) Selling Security Holder is a director of the Company; a Vice President of the Sprout Group, a division of DLJCC; and a general partner of a general partner of Sprout Growth II, L.P. ("Sprout Growth"). DLJCC is the managing general partner of Sprout Growth. DLJCC's relationship with the Company is disclosed in footnote (11).

(14) Selling Security Holder is a subordinated debt holder of the Company pursuant to that certain Note Purchase Agreement dated November 19, 1993, as amended.

(15) Selling Security Holder is the Company's President, Chief Executive Officer and Chairman of the Board.

(16) Consists of the shares of Common Stock issued to selling Security Holder upon the conversion of 427, 32, 25 and 16 shares of Series B Preferred Stock transferred to Selling Security Holder by Scorpion Offshore Investment Fund, Common Fund Equity Fund, Chestnut Pacific Ltd. Partners and The & Trust, respectively. The trustees for this Selling Security Holder are William A. Klein (whose relationship to the Company is disclosed in footnotes (10) and (15)) and his wife, Carolyn Klein.

(17) The trustees for this Selling Security Holder are William A. Klein (whose relationship to the Company is disclosed in footnotes (10) and (15)) and his wife, Carolyn Klein.

(18) Consists of the shares of Common Stock issued to Selling Security Holder upon the conversion of the 250 shares of Series B Preferred Stock transferred to Selling Security Holder by Whitman Partners, L.P. The trustees for this Selling Security Holder are William A. Klein (whose relationship to the Company is disclosed in footnotes (10) and (15)) and his wife, Carolyn Klein.

(19)     Selling Security Holder is a director of the Company.

(20) Does not include 113,430 shares of Common Stock Selling Security Holder is entitled to receive subject to stockholder approval of a proposed increase in the number of authorized shares of Common Stock at the Company's June 10, 1997 Annual Meeting.

(21) Does not include 56,715 shares of Common Stock Selling Security Holder is entitled to receive subject to stockholder approval of a proposed increase in the number of authorized shares of Common Stock at the Company's June 10, 1997 Annual Meeting.

(22) Selling Security Holder is an employee and/or affiliate of the Sprout Group, a division of DLJCC. DLJCC's relationship to the Company is disclosed in footnote (11).

(23) Does not include 59,411 shares of Common Stock Selling Security Holder is entitled to receive subject to stockholder approval of a proposed increase in the number of authorized shares of Common Stock at the Company's June 10, 1997 Annual Meeting.

(24) DLJCC is the managing general partner of Selling Security Holder. DLJCC's relationship to the Company is disclosed in footnote (11).

(25) Selling Security Holder is a senior debt holder and serves as Administrative Agent to those lenders whose relationship to the Company is described in footnote (5).

(26) Does not include 2,894,133 shares of Common Stock Selling Security Holder is entitled to receive subject to stockholder approval of a proposed increase in the number of authorized shares of Common Stock at the Company's June 10, 1997 Annual Meeting.

(27) Selling Security Holder is Senior Vice President Quality Engineering for the Company.

(28) These shares are registered hereunder but have not been allocated to a specific Selling Security Holder.

                              PLAN OF DISTRIBUTION

         The Shares offered hereby are being offered directly by the Selling Security Holders. The Company will not receive any proceeds from the sale of any of the Shares by the Selling Security Holders. The sale of the Shares may be effected by the Selling Security Holders on the Over-The-Counter Bulletin Board or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Security Holders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Security Holders in amounts to be negotiated immediately prior to the sale. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. The Company has also agreed to bear certain expenses in connection with the registration and sale of the Shares offered hereby by the Selling Security Holders (other than broker discounts and commissions).

         The Selling Security Holders and any broker-dealers, agents or underwriters that participate with the Selling Security Holders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Security Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Security Holders.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         The authorized capital stock of the Company consists of (i) 3,059,147 shares of Preferred Stock, $.001 par value ("Preferred Stock"), of which 807 shares are outstanding Series B Preferred Stock, and (ii) 30,000,000 shares of Common Stock, $.001 par value (the "Common Stock"). Subject to approval by the Company's stockholders on June 10, 1997, the number of authorized shares of Common Stock shall be increased on such date to 60,000,000 shares.

COMMON STOCK

         Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors.

         Subject to preferences that may be applicable to the holders of outstanding shares of Series B Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Company, and subject to the rights of the holders of outstanding shares of Series B Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its shareholders.

         There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and shares of Common Stock to be issued pursuant to the Offering shall be fully paid and nonassessable. The shares of Common Stock are not convertible into any other series or class of the Company's securities. Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company.

PREFERRED STOCK

         The Preferred Stock authorized by the Company's Restated Certificate of Incorporation may be issued from time to time in one or more series. The Board of Directors of the Company is authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon additional series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or of any of them. Subject to compliance with applicable protective voting rights which have been or may be granted to the Preferred Stock or series thereof in Certificates of Determination or the Company's Restated Certificate of Incorporation, but notwithstanding any other rights of the Preferred Stock or any series thereof, the rights, privileges, preferences and restrictions of any such additional series may be subordinated to, pari passu, with (including, without limitation, inclusion in provisions with respect to liquidation and acquisition preferences, redemption and/or approval of matters by vote or written consent), or senior to any of those of any present or future class or series of Preferred or Common Stock.

SERIES B PREFERRED STOCK

         Holders of the Series B Preferred Stock are entitled to receive dividends as may be declared from time to time by the Board. The Board may not pay dividends to the holders of the Company's Common Stock unless and until the Board has paid an equivalent dividend, based upon the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible as of the record date for the payment of the dividend, to the holders of Series B Preferred Stock. In addition, the Company has agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission covering the resale of the Common Stock issuable upon conversion of the Series B Preferred Stock, and shall cause such registration to become effective by the 150th day following the closing of the Private Placement. In the event the Company should fail to effect such registration by such deadline, the holders of Series B Preferred Stock shall be entitled to receive a dividend at the rate of $0.83 1/3 per share per day for each day after such deadline until the shares are so registered, up to $500 per share.

         In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of Common Stock, the amount of $2,000 per share plus all accrued or declared but unpaid dividends (the "Liquidation Preference").

         At any time after September 9, 1996, each share of Series B Preferred Stock may be converted, at the option of the holder thereof, into the number of shares of Common Stock equal to $1,000 (the "Original Issue Price") divided by the lower of (i) 80% of the average closing bid price of the Common Stock for the 10 trading days ending three days prior to the date of the notice of conversion or (ii) $5.07 (the "Conversion Price"). Each share of Series B Preferred Stock shall automatically be converted into the number of shares of Common Stock determined as provided above, either (i) June 11, 2001, or (ii) five days after written notice to the holders of Series B Preferred Stock by the Company that the price of the Common Stock for 30 consecutive trading days has exceeded $19.13 per share, whichever occurs first. The conversion provisions are also subject to adjustment in certain circumstances.

         The Series B Preferred Stock is not redeemable. Except as otherwise provided by law, each holder of shares of Series B Preferred Stock shall be entitled to vote with the holders of Common Stock on an as-converted basis as a single class on all matters presented for stockholder vote.

CERTAIN PROVISIONS OF DELAWARE LAW

         The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company now owned by the interested shareholder.

         Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

CERTAIN CHARTER AND BYLAW PROVISIONS

         The Company's Bylaws require stockholders to provide advance notice of any stockholder nominations for directors and of any business to be brought before any meeting of stockholders. Stockholders are not entitled to cumulative voting in connection with the election of directors. As a result, a person or a group controlling the majority of shares of Common Stock can elect all of the directors.

         The Company's Restated Certificate of Incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate the directors' liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of a law. The Company's Restated Certificate of Incorporation also contains provisions to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is U.S. Stock Transfer Corporation.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Newport Beach, California. In addition, certain members and employees of such firm are stockholders of the Company.

                                     EXPERTS

         The consolidated financial statements of The Cerplex Group, Inc. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

         A copy of the Company's latest Form 10-K and the Company's latest Form 10-Q is being provided herewith without charge to each person to whom a copy of this prospectus is being delivered.


                              AVAILABLE INFORMATION

      The Company is subject to the reporting requirements of the Exchange Act, and in accordance therewith files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected, and copies of such material may be obtained at prescribed rates, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a web site (http://www.sec.gov) which contains reports, proxy and information statements and other information regarding registrants that file electronically, such as Cerplex. The Common Stock of the Company is traded on the Over-The-Counter Bulletin Board. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

      The Company has filed with the Commission a registration statement on Form S-2 (herein, together with all amendments and exhibits referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Shares, reference is made to the Registration Statement and the exhibits thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Office of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed with the Commission are hereby incorporated by reference in this Prospectus: (i) the Annual Report of the Company on Form 10-K for the fiscal year ended December 29, 1996; (ii) the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1997; and (iii) the Proxy Statement of the Company in connection with the Annual Meeting of Security Holders to be held on June 10, 1997.

      All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be submitted in writing to Chief Executive Officer at The Cerplex Group, Inc., 1382 Bell Avenue, Tustin, CA 92780 or by telephone at (714) 258-5600.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the costs and expenses, other than broker-dealer discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee. All of the expenses below will be paid by the Company.

ITEM
----
Registration Fee.................................................... $ 4,242.65
Printing and engraving expenses.....................................   2,000.00
Legal fees and expenses.............................................  20,000.00
Accounting fees and expenses........................................   3,000.00
Transfer Agent and Registrar fees...................................   2,000.00
Miscellaneous.......................................................   5,000.00
                                                                      ---------
    Total........................................................... $36,242.65


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Under Section 145 of the Delaware Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Bylaws (the "Bylaws") provide that the Company shall indemnify its directors and officers to the fullest extent permitted by law and requires the Company to advance litigation expenses upon receipt by the Company of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

      The Company's Certificate of Incorporation (the "Certificate of Incorporation") provides that, pursuant to Delaware Law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not affect a directors' responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Certificate of Incorporation further provides that the Company shall indemnify its directors and officers to the fullest extent permitted by law, and requires the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the director to repay such advances if it is ultimately determined that the director is not entitled to indemnification. The Certificate of Incorporation also provides that rights conferred under such Certificate of Incorporation shall not be deemed to be exclusive of any other right such persons may have or acquire under any statute, the Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.

      The Company has in place a directors' and officers' liability insurance policy that, subject to the terms and conditions of the policy, insures the directors and officers of the Company against losses arising from any wrongful act (as defined by the policy) in his or her capacity as a director or officer. The policy reimburses the Company for amounts which the Company lawfully indemnifies or is required or permitted by law to indemnify its directors and officers.

      In addition, the Company has entered into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements will, among other things, indemnify the Company's directors and certain of its officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company or as a director or officer of any subsidiary of the Company, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Company.


ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                                     TITLE                                          METHOD OF FILING
------                                     -----                                          ----------------

2.1               Agreement of Merger dated as of August 30, 1993,             Incorporated herein by reference to
                  by and among Cerplex Incorporated, Diversified               Exhibit 2.1 to the Company's
                  Manufacturing Services, Inc. ("DMS"), EMServe,               Registration Statement on Form S-1
                  Inc. ("EMServe"), InCirT Technology Incorporated             (File No. 33-75004) which was
                  ("InCirT") and Testar, Inc. ("Testar").                      declared effective by the Commission
                                                                               on April 8, 1994.

2.2               Agreement and Plan of Merger dated November                  Incorporated herein by reference to
                  12, 1993, between The Cerplex Group Subsidiary,              Exhibit 2.2 to the Company's
                  Inc. and Registrant (conformed copy to original).            Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

2.3               Certificate of Ownership and Merger of Registrant            Incorporated herein by reference to
                  with and into The Cerplex Group Subsidiary, Inc.             Exhibit 2.2 to the Company's
                  dated as of November 12, 1993.                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

2.4               Asset Purchase Agreement effective December 17,              Incorporated herein by reference to
                  1993 by and between Certech Technology, Inc., a              Exhibit 2.4 to the Company's
                  wholly-owned subsidiary of the Registrant                    Registration Statement on Form S-1
                  ("Certech"), and Spectradyne, Inc. ("Spectradyne").          (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

2.5               Purchase and Sale Agreement dated as of July 29,             Incorporated herein by reference to
                  1994, by and among The Cerplex Group, Inc.,                  Exhibit 2 to the Form 8-K filed July
                  Cerplex Limited, BT Repair Services Limited and              29, 1994.
                  BT.

2.6               Contract for repair, calibration and warehousing of          Incorporated herein by reference to
                  certain items of BT Equipment dated as of July 29,           Exhibit 10 to the Form 8-K filed July
                  1994, among The Cerplex Group and Cerplex                    29, 1994.
                  Limited and BT.

2.7               Formation and Contribution Agreement effective               Incorporated herein by reference to
                  December 1, 1994 by and among                                Exhibit 2.7 to the Company's Annual
                  Modcomp/Cerplex L.P., Modular Computer                       Report on Form 10-K for the fiscal
                  Systems, Inc., Cerplex Subsidiary, Inc. and The              year ended January 1, 1995.
                  Cerplex Group, Inc.

2.8               Contingent Promissory Note dated December 1,                 Incorporated herein by reference to
                  1994 issued by Modcomp/Cerplex L.P. to Modular               Exhibit 2.8 to the Company's Annual
                  Computer Systems, Inc.                                       Report on Form 10-K for the fiscal
                                                                               year ended January 1, 1995.

2.9               Limited Partnership Agreement of                             Incorporated herein by reference to
                  Modcomp/Cerplex L.P. effective December 1, 1994.             Exhibit 2.8 to the Company's Annual
                                                                               Report on Form 10-K for the fiscal
                                                                               year ended January 1, 1995.

EXHIBIT
NUMBER                                     TITLE                                          METHOD OF FILING
------                                     -----                                          ----------------

2.10              Put/Call Option Agreement effective December 1,              Incorporated herein by reference to
                  1994 by and among Cerplex Subsidiary, Inc., The              Exhibit 2.8 to the Company's Annual
                  Cerplex Group, Inc., Modular Computer Systems,               Report on Form 10-K for the fiscal
                  Inc. and Modcomp Joint Venture Inc.                          year ended January 1, 1995.

2.11              Stock Purchase Agreement dated as of June 29,                Incorporated herein by reference to
                  1995 by and among The Cerplex Group, Inc., Tu                Exhibit 2.11 to the Company's
                  Nguyen and Phuc Le.                                          Quarterly Report on Form 10-Q for
                                                                               the quarter ended October 1, 1995.

2.12              Letter Agreement dated April 5, 1996 by and                  Incorporated herein by reference to
                  among Modular Computer Systems, Inc., Modcomp                Exhibit 2.12 to the Company's
                  Joint Venture, Inc., AEG Aktiengesellschaft, the             Annual Report on Form 10-K for
                  Company, Cerplex Subsidiary, Inc. and                        the fiscal year ended December 31,
                  Modcomp/Cerplex L.P.                                         1995.

2.13              Stock Purchase Agreement dated as of May 24,                 Incorporated herein by reference to
                  1996, by and among The Cerplex Group, Inc.,                  Exhibit 2.13 to the Company's
                  Cerplex Limited, Rank Xerox - The Document                   Current Report on Form 8-K dated
                  Company SA and Rank Xerox Limited (conformed                 May 24, 1996.
                  copy to original).

2.14              Contract of Warranty dated as of May 24, 1996, by            Incorporated herein by reference to
                  and among The Cerplex Group, Inc., Cerplex                   Exhibit 2.14 to the Company's
                  Limited, Rank Xerox - The Document Company                   Current Report on Form 8-Q dated
                  SA and Rank Xerox Limited (conformed copy to                 May 24, 1996.
                  the original).

2.15              Supply and Services Agreement dated as of May 24,            Incorporated herein by reference to
                  1996, by and among The Cerplex Group, Inc.,                  Exhibit 2.15 to the Company's
                  Cerplex Limited, Rank Xerox - The Document                   Current Report on Form 8-K dated
                  Company SA and Rank Xerox Limited (conformed                 May 24, 1996.
                  copy to the original).

2.16              Stock Purchase Agreement dated March 28, 1997                Incorporated herein by reference to
                  relating to all of the outstanding stock of Peripheral       Exhibit 2.13 to the Company's
                  Computer Support, Inc. among the Company, PCS                Annual Report on Form 10-K for
                  Acquisition Co., Inc., and Lincolnshire Equity               the fiscal year ended December 31,
                  Partners, L.P.                                               1996.

3.1               Restated Certificate of Incorporation of the                 Incorporated herein by reference to
                  Registrant.                                                  Exhibit 3.1 to the Company's
                                                                               Registration Statement on From S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

3.2               Bylaws of the Registrant                                     Incorporated herein by reference to
                                                                               Exhibit 3.2 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

4.1               Stock Purchase Agreement dated as of November                Incorporated herein by reference to
                  19, 1993 by and among the Registrant, the                    Exhibit 4.1 to the Company's
                  stockholders of the Registrant identified in Part A          Registration Statement on Form S-1
                  of Schedule I thereto and the purchasers of shares           (File No. 33-75004) which was
                  of the Registrant's Series A Preferred Stock                 declared effective by the Commission
                  identified in Schedule I thereto (including the              on April 8, 1994.
                  Schedules thereto; Exhibits omitted).

EXHIBIT
NUMBER                                     TITLE                                          METHOD OF FILING
------                                     -----                                          ----------------

4.2               Registration Rights Agreement dated as of                    Incorporated herein by reference to
                  November 19, 1993, by and among the Registrant,              Exhibit 4.2 to the Company's
                  the investors listed on Schedule A thereto and the           Registration Statement on Form S-1
                  security holders of the Registrant listed on Schedule        (File No. 33-75004) which was
                  B thereto, together with Amendment No. 1.                    declared effective by the Commission
                                                                               on April 8, 1994.

4.3               Co-Sale Agreement dated as of November 19, 1993,             Incorporated herein by reference to
                  by and among the Registrant, the managers listed             Exhibit 4.3 to the Company's
                  on Schedule A thereto and the investors listed on            Registration Statement on Form S-1
                  Schedule B thereto.                                          (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

4.4               Warrant Agreement dated as of November 19,                   Incorporated herein by reference to
                  1993, by and among the Registrant and the                    Exhibit 4.4 to the Company's
                  purchasers listed in Annex 1 thereto.                        Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

4.5               Placement Agent Warrant Purchase Agreement                   Incorporated herein by reference to
                  dated as of November 19, 1993, between the                   Exhibit 4.5 to the Company's
                  Registrant and Donaldson, Lufkin & Jenrette                  Registration Statement on Form S-1
                  Securities Corporation.                                      (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

4.6               Observation Rights Agreement dated as of                     Incorporated herein by reference to
                  November 19, 1993, between the Registrant and                Exhibit 4.6 to the Company's
                  certain stock purchasers.                                    Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

4.7               Observation Rights Agreement dated as of                     Incorporated herein by reference to
                  November 19, 1993, between the Registrant and                Exhibit 4.7 to the Company's
                  certain note purchasers.                                     Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

4.8               Note Purchase Agreement dated as of November                 Incorporated herein by reference to
                  19, 1993, by and among the Registrant and The                Exhibit 4.8 to the Company's
                  Northwestern Mutual Life Insurance Company,                  Registration Statement on Form S-1
                  John Hancock Mutual Life Insurance, Registrant               (File No. 33-75004) which was
                  and Bank of Scotland London Nominees Limited.                declared effective by the Commission
                                                                               on April 8, 1994.

4.9               Amendment No. 2 to Registration Rights                       Incorporated herein by reference to
                  Agreement dated as of April 6, 1994, by and among            Exhibit 4.9 to the Company's
                  the Registrant and certain of its Securities holders.        Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

EXHIBIT
NUMBER                                     TITLE                                          METHOD OF FILING
------                                     -----                                          ----------------

4.10              Amendment to Note Purchase Agreement, dated as               Incorporated herein by reference to
                  of October 27, 1994, by and among the Company,               Exhibit 4.10 to the Company's
                  Northwestern Mutual Life Insurance Company,                  Annual Report on Form 10-K for
                  John Hancock Mutual Life Insurance Company and               the fiscal year ended March 31, 1995.
                  North Atlantic Smaller Companies Trust P.L.C.
                  (collectively, the "Noteholders").

4.11              Waiver and Amendment Agreement dated April 15,               Incorporated herein by reference to
                  1996 by and among Company, The Northwestern                  Exhibit 4.11 to the Company's
                  Mutual Life Insurance Company, John Hancock                  Annual Report on Form 10-K for
                  Mutual Life Insurance Company and North Atlantic             the fiscal year ended December 31,
                  Smaller Companies Investment Trust PLC.                      1995.

4.12              Warrant Agreement dated as of April 15, 1996 by              Incorporated herein by reference to
                  and among Company, The Northwestern Mutual                   Exhibit 4.12 to the Company's
                  Life Insurance Company, John Hancock Mutual                  Annual Report on Form 10-K for
                  Life Insurance Company and North Atlantic                    the fiscal year ended December 31,
                  Smaller Companies Investment Trust PLC.                      1995.

4.13              First Amendment to Warrant Agreement dated                   Incorporated herein by reference to
                  April 15, 1996 by and among Company and each of              Exhibit 4.13 to the Company's
                  the holders of warrants listed on Schedule A                 Annual Report on Form 10-K for
                  thereto, with respect to that certain Warrant                the fiscal year ended December 31,
                  Agreement dated November 19, 1993.                           1995.

4.14              First Amendment to Observation Rights Agreement              Incorporated herein by reference to
                  dated as of April 15, 1996 between Company and               Exhibit 4.14 to the Company's
                  certain note purchasers.                                     Annual Report on Form 10-K for
                                                                               the fiscal year ended December 31,
                                                                               1995.

4.15              Third Amendment to Registration Rights                       Incorporated herein by reference to
                  Agreement dated as of April 15, 1996 by and                  Exhibit 4.15 to the Company's
                  among Company, the investors of Company listed               Annual Report on Form 10-K for
                  on Schedule A thereto and the security holders of            the fiscal year ended December 31,
                  Company listed on Schedule B thereto.                        1995.

4.16              Warrant Agreement dated April 15, 1996 by and                Incorporated herein by reference to
                  among Company, Wells Fargo Bank, National                    Exhibit 4.16 to the Company's
                  Association, Sumitomo Bank of California, BHF                Annual Report on Form 10-K for
                  Bank Aktiengesellschaft and Comerica Bank-                   the fiscal year ended December 31,
                  California.                                                  1995.

4.17              Stock Purchase Agreement dated June 10, 1996 by              Incorporated herein by reference to
                  and among the Company and the investors listed on            Exhibit 4.17 to the Company's
                  Schedule A thereto.                                          Quarterly Report on Form 10-Q
                                                                               filed August 14, 1996.

4.18              Fourth Amendment to Registration Rights                      Incorporated herein by reference to
                  Agreement dated June 10, 1996 by and among                   Exhibit 4.18 to the Company's
                  Company, the investors listed on Schedule A                  Quarterly Report on Form 10-Q
                  thereto, the security holders of Company listed on           filed August 14, 1996.
                  Schedule B thereto, the banks listed on Schedule C
                  thereto and each of the parties listed on
                  Schedule D thereto.

4.19              Certificate of Designation of Preferences of Series          Incorporated herein by reference to
                  B Preferred Stock of The Cerplex Group, Inc.                 Exhibit 3.3 to the Company's
                                                                               Quarterly Report on Form 10-Q filed
                                                                               August 14, 1996.

EXHIBIT
NUMBER                                     TITLE                                          METHOD OF FILING
------                                     -----                                          ----------------
4.20              Waiver and Amendment Agreement dated October                 Incorporated herein by reference to
                  31, 1996 by and among the company and the                    Exhibit 4.17 to the Company's
                  Noteholders.                                                 Annual Report on Form 10-K for
                                                                               the fiscal year ended December 31,
                                                                               1996.

4.21              Waiver and Amendment Agreement dated                         Incorporated herein by reference to
                  December 9, 1996 by and among the company and                Exhibit 4.18 to the Company's
                  the Noteholders.                                             Annual Report on Form 10-K for
                                                                               the fiscal year ended December 31,
                                                                               1996.

4.22              Side Letter dated March 28, 1997 by and among the            Incorporated herein by reference to
                  Company and the Noteholders.                                 Exhibit 4.19 to the Company's
                                                                               Annual Report on Form 10-K for the
                                                                               fiscal year ended December 31, 1996.

4.23              Amended and Restated Note Purchase Agreement                 Incorporated herein by reference to
                  dated April 9, 1997 by and among the Company                 Exhibit 4.20 to the Company's
                  and the Noteholders.                                         Annual Report on Form 10-K for
                                                                               the fiscal year ended December 31,
                                                                               1996.

4.24              Second Amendment to Warrant Agreement dated                  Incorporated herein by reference to
                  April 9, 1997, by and among the Company and each             Exhibit 4.21 to the Company's
                  of the holders of warrants listed on Schedule A              Annual Report on Form 10-K for
                  thereto, which Second Amendment amends the                   the fiscal year ended December 31,
                  Warrant Agreement dated November 19, 1993 as                 1996.
                  amended by the First Amendment to Warrant
                  Agreement dated April 15, 1996.

4.25              Second Amendment to Warrant Agreement dated                  Incorporated herein by reference to
                  April 9, 1997 by and among the Company and each              Exhibit 4.22 to the Company's
                  of the holders of warrants listed on Schedule A              Annual Report on Form 10-K for
                  thereto, which Second Amendment amends the                   the fiscal year ended December 31,
                  Warrant Agreement dated April 15, 1996, as                   1996.
                  amended by a Waiver and Amendment Agreement
                  dated October 31, 1996.

4.26              Amended and Restated Warrant Agreement dated                 Incorporated herein by reference to
                  April 9, 1997 by and among the Company; Wells                Exhibit 4.23 to the Company's
                  Fargo Bank, National Association; BHF-Bank                   Annual Report on Form 10-K for
                  Aktiengesellschaft; and Citibank, N.A.                       the fiscal year ended December 31,
                                                                               1996.

5.1               Opinion of Brobeck, Phleger & Harrison LLP                   Filed herein.

10.1              The Registrant's 1990 Stock Option Plan (the "1990           Incorporated herein by reference to
                  Plan").                                                      Exhibit 10.1 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.2              Form of Stock Option Agreement pertaining to the             Incorporated herein by reference to
                  1990 Plan.                                                   Exhibit 10.2 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75005) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

EXHIBIT
NUMBER                                     TITLE                                          METHOD OF FILING
------                                     -----                                          ----------------
10.3              Form of Stock Purchase Agreement pertaining to               Incorporated herein by reference to
                  the 1990 Plan.                                               Exhibit 10.3 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.4              The Registrant's 1993 Stock Option Plan (the "1993           Incorporated herein by reference to
                  Plan").                                                      Exhibit 10.4 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.5              Form of Stock option Agreement (grants to                    Incorporated herein by reference to
                  employees) pertaining to the 1993 Plan.                      Exhibit 10.5 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.6              Form of Stock Option Agreement (grants to                    Incorporated herein by reference to
                  directors and certain officers) pertaining to the 1993       Exhibit 10.6 to the Company's
                  Plan.                                                        Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.7              Form of Stock Purchase Agreement for Installment             Incorporated herein by reference to
                  Options pertaining to the 1993 Plan.                         Exhibit 10.7 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.8              Form of Stock Purchase Agreement for                         Incorporated herein by reference to
                  Immediately Exercisable Options pertaining to the            Exhibit 10.8 to the Company's
                  1993 Plan.                                                   Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.9              The Registrant's Restated 1993 Stock Option Plan             Incorporated herein by reference to
                  (the "Restated Plan").                                       Exhibit 10.9 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.10             Form of Stock Option Agreement, together with                Incorporated herein by reference to
                  Addenda, pertaining to the Restated Plan.                    Exhibit 10.10 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

EXHIBIT
NUMBER                                     TITLE                                          METHOD OF FILING
------                                     -----                                          ----------------
10.11             Master Task Agreement dated December 1, 1991,                Incorporated herein by reference to
                  by and between International Business Machines               Exhibit 10.11 to the Company's
                  Incorporated ("IBM") and the Registrant, together            Registration Statement on Form S-1
                  with Amendment to Master Agreement and Task                  (File No. 33-75004) which was
                  Order.                                                       declared effective by the Commission
                                                                               on April 8, 1994.

10.12             Master Agreement dated May 6, 1992 by and                    Incorporated herein by reference to
                  between IBM and the Company.                                 Exhibit 10.12 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.13             Technology Services Agreement effective March 1,             Incorporated herein by reference to
                  1993, by and between Novadyne Computer Systems,              Exhibit 10.13 to the Company's
                  Inc. ("Novadyne") and Cerplex Incorporated (a                Registration Statement on Form S-1
                  California corporation and a predecessor of the              (File No. 33-75004) which was
                  Registrant), together with Amendments Nos. 1 and             declared effective by the Commission
                  2.                                                           on April 8, 1994.

10.14             Technology Services Agreement effective December             Incorporated herein by reference to
                  17, 1993, by and between Spectradyne, Inc.                   Exhibit 10.14 to the Company's
                  ("Spectradyne") and the Registrant.                          Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.15             Repair Services Agreement dated January 1, 1994              Incorporated herein by reference to
                  by and between Bull HN Information Systems, Inc.             Exhibit 10.24 to the Company's
                  and the Registrant.                                          Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.16             Form of Indemnity Agreement.                                 Incorporated herein by reference to
                                                                               Exhibit 10.15 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.17             Lease Agreement dated April 1, 1992 by and                   Incorporated herein by reference to
                  between Henry G. Page Jr., and Diversified                   Exhibit 10.16 to the Company's
                  Manufacturing Services, Inc. ("DMS").                        Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.18             Sublease dated January 1, 1994 by and between                Incorporated herein by reference to
                  Bull and Cerplex Group, Inc. (a Massachusetts                Exhibit 10.17 to the Company's
                  corporation).                                                Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

EXHIBIT
NUMBER                                     TITLE                                          METHOD OF FILING
------                                     -----                                          ----------------
10.19             Standard Industrial/Commercial Single-Tenant                 Incorporated herein by reference to
                  Lease - Net dated November 29, 1990 by and                   Exhibit 10.18 to the Company's
                  among Kilroy Building 73 Partnership, Cerplex                Registration Statement on Form S-1
                  Incorporated and InCirT, together with                       (File No. 33-75004) which was
                  Amendment No. 1                                              declared effective by the Commission
                                                                               on April 8, 1994.

10.20             Lease dated December 17, 1993 by and between                 Incorporated herein by reference to
                  Spectradyne and Certech.                                     Exhibit 10.19 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.21             Sublease dated March 1, 1993 by and between                  Incorporated herein by reference to
                  Novadyne and the Registrant together with Lease              Exhibit 10.20 to the Company's
                  Amendment dated July 22, 1991 by and between                 Registration Statement on Form S-1
                  McDonnell Douglas Realty Company and                         (File No. 33-75004) which was
                  Novadyne.                                                    declared effective by the Commission
                                                                               on April 8, 1994.

10.22             Standard Industrial/Commercial Lease - Net dated             Incorporated herein by reference to
                  September 4, 1991 by and between Proficient Food             Exhibit 10.21 to the Company's
                  Company and W.C. Cartwright Corporation                      Registration Statement on Form S-1
                  ("Cartwright"), together with Addendum and                   (File No. 33-75004) which was
                  Sublease dated September 6, 1991 by and between              declared effective by the Commission
                  Cartwright and the Registrant.                               on April 8, 1994.

10.23             Sublease dated July 30, 1992 by and between                  Incorporated herein by reference to
                  Cartwright and DMS.                                          Exhibit 10.22 to the Company's
                                                                               Registration Statement on Form S-1
                                                                               (File No. 33-75004) which was
                                                                               declared effective by the Commission
                                                                               on April 8, 1994.

10.24             Credit Agreement dated as of October 12, 1994                Incorporated herein by reference to
                  (the "Credit Agreement") among The Cerplex                   Exhibit 10.24 to the Company's
                  Group, Inc., as Borrower; the lenders listed therein,        Annual Report on Form 10-K for
                  as Lenders; and Wells Fargo Bank, National                   the fiscal year ended January 1, 1995.
                  Association, as Administrative Agent; and those
                  certain exhibits, schedules and collateral documents
                  to such Credit Agreement.

10.25             Limited Waiver dated as of November 14, 1995                 Incorporated herein by reference to
                  ("Waiver") by and among The Cerplex Group, Inc.              Exhibit 10.25 to the Company's
                  (the "Company"), the financial institutions listed on        Quarterly Report on Form 10-Q for
                  the signature pages thereof ("Lenders"), and Wells           the quarter ended October 1, 1995.
                  Fargo Bank, National Association, as administrative
                  agent for the Lenders ("Administrative Agent"), and
                  for certain limited purposes, Certech Technology,
                  Inc., Cerplex Mass., Inc., Cerplex Limited, Apex
                  Computer Company, Cerplex Subsidiary, Inc. and
                  Peripheral Computer Support, Inc. (the
                  "Subsidiaries"), which Waiver is made with
                  reference to the Credit Agreement.

10.26             The Cerplex Group, Inc. Restated 1993 Stock                  Incorporated herein by reference to
                  Option Plan (Restated and Amended as of January              Exhibit 10.26 to the Company's
                  13, 1995).                                                   Quarterly Report on Form 10-Q for
                                                                               the quarter ended October 1, 1995.

EXHIBIT
NUMBER                                     TITLE                                          METHOD OF FILING
------                                     -----                                          ----------------
10.27             The Cerplex Group, Inc. Automatic Stock Option               Incorporated herein by reference to
                  Agreement.                                                   Exhibit 10.27 to the Company's
                                                                               Quarterly Report on Form 10-Q for the
                                                                               quarter ended October 1, 1995.

10.28             First Amendment to Credit Agreement dated April              Incorporated herein by reference to
                  15, 1996 by and among Company, the lenders                   Exhibit 10.28 to the Company's
                  whose signatures appear on the signature pages               Annual Report on Form 10-K for
                  thereof, as Lenders; Wells Fargo Bank, National              the fiscal year ended December 31,
                  Association, as Administrative Agent; and the                1995.
                  Subsidiaries for certain limited purposes.

10.29             Promissory Noted dated June 21, 1996 payable by              Incorporated herein by reference to
                  the Company to Lucent Technologies.                          Exhibit 10.29 to the Company's
                                                                               Quarterly Report on Form 10-Q
                                                                               for the quarter ended June 30, 1996.

10.30             Limited Waiver dated as of October 31, 1996 by               Incorporated herein by reference to
                  and among the Company, Lenders and                           Exhibit 10.29 to the Company's
                  Administrative Agent, and for certain limited                Quarterly Report on Form 10-Q for
                  purposes, the Subsidiaries, Modcomp/Cerplex L.P.,            the quarter ended September 29,
                  Modcomp Joint Venture, Inc., Modular Computer                1996.
                  Services, Inc., Modular Computer Systems GmbH and
                  Modcomp France S.A., which waiver is made with
                  reference to the credit Agreement.

10.31             Extension and Forbearance Agreement dated                    Incorporated herein by reference to
                  March 31, 1997 by and among the Company, the                 Exhibit 10.31 to the Company's
                  financial institutions listed on the signature               Annual Report on Form 10-K for
                  pages thereof and Wells Fargo Bank, National                 the fiscal year ended December 31,
                  Association.                                                 1996.

10.32             Second Amendment to Credit Agreement dated                   Incorporated herein by reference to
                  November 30, 1996 (the "Second Amendment") by                Exhibit 10.32 to the Company's
                  and among the Company, the financial institutions            Annual Report on Form 10-K for
                  listed on the signature pages thereof ("Lenders")            the fiscal year ended December 31,
                  and Wells Fargo Bank, National Association, as               1996.
                  administrative agent for the Lenders, and for
                  certain limited purposes, Certech Technology,
                  Inc., Cerplex Mass., Inc., Cerplex Limited,
                  Apex Computer Company, Cerplex Subsidiary,
                  Inc., Peripheral Computer Support, Inc.,
                  Modcomp/Cerplex, L.P., Modcomp Joint Venture,
                  Inc., Modular Computer Services, Inc.,
                  Modular Computer Systems GmbH and Modcomp
                  France S.A., which Second Amendment amends the
                  Credit Agreement dated October 12, 1994,
                  as amended.

    EXHIBIT
    NUMBER                                 TITLE                                          METHOD OF FILING
    ------                                 -----                                          ----------------
10.33             Third Amendment to Credit Agreement dated                    Incorporated herein by reference to
                  April 9, 1997 (the "Third Amendment") by and                 Exhibit 10.33 to the Company's
                  among the Company, the financial institutions                Annual Report on Form 10-K for
                  listed on the signature pages thereof ("Lenders")            the fiscal year ended December 31,
                  and Wells Fargo Bank, National Association, as               1996.
                  administrative agent for the Lenders, and for
                  certain limited purposes, Certech Technology,
                  Inc., Cerplex Mass., Inc., Cerplex Limited,
                  Apex Computer Company, Cerplex Subsidiary,
                  Inc., Peripheral Computer Support, Inc.,
                  Modcomp/Cerplex, L.P., Modcomp Joint Venture,
                  Inc., Modular Computer Services, Inc.,
                  Modular Computer Systems GmbH and Modcomp
                  France S.A., which Third Amendment amends
                  the Credit Agreement dated October 12, 1994,
                  as amended.

10.34             Fourth Amendment to Credit Agreement and Limited             Filed herein.
                  Waiver dated as of May 30, 1997 and entered into
                  by and among the Company, the financial institutions
                  listed on the signature pages thereof ("Lenders") and
                  Wells Fargo Bank, National Association, as administrative
                  agent for the Lenders, and for certain limited purposes,
                  Certech Technology, Inc., Cerplex Mass., Inc., Cerplex
                  Limited, Apex Computer Company, Cerplex Subsidiary, Inc.,
                  Modcomp/Cerplex L.P., Modcomp Joint Venture, Inc., Modular
                  Computer Services, Inc., Modular Computer Systems GmbH
                  and Modcomp France S.A.

23.1              Consent of KPMG Peat Marwick LLP, Independent                Filed herein.
                  Public Accountants.

23.2              Consent of Brobeck, Phleger & Harrison, LLP.                 Included in the Opinion of Counsel
                                                                               filed as Exhibit 5.1 hereto.

24.1              Power of Attorney.                                           Included on p. II-13 of this Registration
                                                                               Statement.

ITEM 17.   UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California, on May 30, 1997.

                                      THE CERPLEX GROUP, INC.

                                      By  /s/ William A. Klein
                                        ----------------------------------------
                                          William A. Klein
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

     We, the undersigned officers and directors of The Cerplex Group, Inc., do hereby constitute and appoint William A. Klein and Robert W. Hughes our true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby, ratifying and confirming all that each of said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


     SIGNATURE                                                  TITLE                                            DATE
     ---------                                                  -----                                            ----

                 /s/  William A. Klein                     Chairman of the Board, President,                  May 30, 1997
------------------------------------------------------     Chief Executive Officer
                      William A. Klein


                 /s/  Richard C. Davis                     Director                                           May 30, 1997
------------------------------------------------------
                      Richard C. Davis


                 /s/  Robert W. Hughes                     Senior Vice President and Chief                    May 30, 1997
------------------------------------------------------     Financial Officer (Principal Accounting
                      Robert W. Hughes                     Officer)


                 /s/  Robert Finzi                         Director                                           May 30, 1997
------------------------------------------------------
                      Robert Finzi


                 /s/  Jerome Jacobson                      Director                                           May 30, 1997
------------------------------------------------------
                      Jerome Jacobson


                 /s/  Patrick S. Jones                     Director                                           May 30, 1997
------------------------------------------------------
                      Patrick S. Jones


                 /s/  Myron Kunin                          Director                                           May 30, 1997
------------------------------------------------------
                      Myron Kunin

                             THE CERPLEX GROUP, INC.

                                INDEX TO EXHIBITS


                                                                                                          Sequentially
                                                                                                            Numbered
Exhibit             Description                                                                               Page
-------             -----------                                                                           ------------

 5.1                Opinion of Brobeck, Phleger & Harrison LLP............................................

10.34               Fourth Amendment to Credit Agreement and Limited Waiver dated as of May 30, 1997 and entered into by and among the Company, the financial institutions listed on the signature pages thereof ("Lenders") and Wells Fargo Bank, National Association,
                    as administrative agent for the Lenders, and for certain limited purposes,
                    Certech Technology, Inc., Cerplex Mass., Inc., Cerplex Limited, Apex Computer
                    Company, Cerplex Subsidiary, Inc., Modcomp/Cerplex L.P., Modcomp Joint Venture,
                    Inc., Modular Computer Services, Inc., Modular Computer Systems GmbH and
                    Modcomp France S.A....................................................................

23.1                Consent of KPMG Peat Marwick LLP......................................................

23.2                Consent of Brobeck, Phleger & Harrison LLP (Included in the Opinion
                    of Counsel filed as Exhibit 5.1 hereto)...............................................

24.1                Power of Attorney (Included on page II-13
                    of this Registration Statement).......................................................